

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 11, 2016

R. Elaine Lintecum
Chief Financial Officer
The McClatchy Company
2100 Q Street
Sacramento, California 95816

> **Re: The McClatchy Company**
> **Form 10-K for the Fiscal Year Ended December 27, 2015**
> **Filed March 8, 2016**
> **File No. 333-46501**

Dear Ms. Lintecum:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure